GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three months ended March 31, 2021 and 2020

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2021 AND DECEMBER 31, 2020
(In thousands of United States Dollars)

		March 31, 2021	December 31, 2020
	Note	$	$
Assets
Current assets
Cash and cash equivalents		61,235	62,151
Receivables		248	186
Receivable due from related party	4	3,504	2,675
Prepaid expenses and deposits		480	529
		65,467	65,541
Non-current assets
Financial assets	5	75,622	78,299
Investment in joint venture	6	72,533	59,159
Right-of-use as set		458	485
Property, plant and equipment		110	106
Exploration and evaluation assets	7	1,590	-
		150,313	138,049
Total assets		215,780	203,590

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,462	3,524
Lease liability		99	94
		2,561	3,618
Non-current liabilities
Long-term incentive plan liability	9	422	668
Lease liability		394	421
		816	1,089
Total liabilities		3,377	4,707

Equity
Share capital	8	579,131	578,750
Equity reserves	9	50,068	49,957
Accumulated deficit		(416,796)	(429,824)
Total equity		212,403	198,883

Total liabilities and equity		215,780	203,590

Commitments and contingencies	10

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors:

"Greg McCunn"	“Marcel de Groot”
Director	Director

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(In thousands of United States Dollars, except dollar per share amounts)

		March 31, 2021	March 31, 2020
	Note	$	$

Share of net earnings related to joint venture	6	13,374	20,534
Service fee earned as operators of joint venture	4	1,240	1,222
General and administrative expenses	11	(3,924)	(2,674)
Income from operations and joint venture		10,690	19,082

Finance income	12	2,412	2,813
Finance expense		(11)	(11)
Foreign exchange loss		(63)	(78)
Net income and comprehensive income for the period		13,028	21,806

Income per share:
Basic		0.06	0.10
Diluted		0.06	0.10

Weighted average number of shares outstanding:
Basic	13	224,345,074	224,160,499
Diluted	13	225,016,643	224,272,373

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$
Balance as at December 31, 2019		225,098,810	578,385	50,072	(487,200)	141,257
Shares repurchased and cancelled under	8(c)	(2,431,409)	(2,016)	-	-	(2,016)
normal course issuer bid
Share-based compensation expense	9(a)	-	-	(112)	-	(112)
Net income and comprehensive income for
the period		-	-	-	21,806	21,806
Balance as at March 31, 2020		222,667,401	576,369	49,960	(465,394)	160,935

Balance as at December 31, 2020		224,253,522	578,750	49,957	(429,824)	198,883
Shares issued upon exercise of share-based	9(a)	309,700	381	(124)	-	257
options
Share-based compensation expense	9(a)	-	-	235	-	235
Net income and comprehensive income for
the period		-	-	-	13,028	13,028
Balance as at March 31, 2021		224,563,222	579,131	50,068	(416,796)	212,403

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(In thousands of United States Dollars)

		March 31, 2021	March 31, 2020
	Note	$	$

Operating activities:
Net income for the period		13,028	21,806
Adjustments for:
Share of net earnings related to joint venture	6	(13,374)	(20,534)
Depreciation	11	37	42
Share-based compensation	9, 11	1,340	245
Finance income	12	(2,412)	(2,813)
Finance expense		8	9
Unrealized foreign exchange loss		5	61
Operating cash flow before working capital changes		(1,368)	(1,184)
Change in non-cash working capital	14	(3,311)	339
Cash used in operating activities		(4,679)	(845)

Investing activities:
Redemption of preferred shares in joint venture	5	5,000	22,500
Acquisition of exploration and evaluation assets, net of cash acquired	7	(1,470)	-
Expenditures on property, plant and equipment		(14)	(26)
Interest received		28	56
Cash provided by investing activities		3,544	22,530

Financing activities:
Shares repurchased under normal course issuer bid	8(c)	-	(2,016)
Shares issued upon exercise of share-based options	9(a)	257	-
Office lease payments		(30)	(30)
Cash provided by (used in) financing activities		227	(2,046)

Impact of foreign exchange on cash and cash equivalents		(8)	(151)

(Decrease) increase in cash and cash equivalents during the period		(916)	19,488
Cash and cash equivalents, beginning of period		62,151	31,109
Cash and cash equivalents, end of period		61,235	50,597

Supplemental cash flow information	14

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company's 45% economic interest in the AGM (see note 6) and exploration and development of the JV's mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration. The concessions include a portfolio of Ghanaian properties through its 50% interest in the JV, in addition to exploration properties in Mali 100% owned by the Company.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the years ended December 31, 2020 and 2019.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the years ended December 31, 2020 and 2019.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on May 5, 2021.

(b) Basis of presentation and consolidation

The financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at March 31, 2021. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at March 31, 2021:

Subsidiary name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man)	Isle of Man	100%	Consolidated
Limited
Galiano Gold (Isle of Man) Limited	Isle of Man	100%	Consolidated
ABG Mali Exploration SARL	Mali	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

(c) Accounting standards adopted during the period

There were no new standards effective January 1, 2021 that impacted these condensed consolidated interim financial statements or are expected to have a material effect in the future.

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of March 31, 2021:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company does not expect the amendments to IAS 16 to have a significant impact on its or the JV's financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these condensed consolidated interim financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

4. Receivable due from related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 6), the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.2 million per annum (originally $6.0 million, but adjusted annually for inflation).

During the three months ended March 31, 2021, the Company earned a service fee of $1.2 million as operator of the JV (three months ended March 31, 2020 - $1.2 million).  For the three months ended March 31, 2021, the service fee was comprised of a gross service fee of $1.5 million less withholding taxes payable in Ghana of $0.3 million (three months ended March 31, 2020 - gross service fee of $1.5 million less withholding taxes payable in Ghana of $0.3 million). As at March 31, 2021, the Company had a receivable due from the JV in respect of the service fee in the amount of $3.5 million, net of withholding taxes (December 31, 2020 - $2.7 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued at a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture:

	March 31, 2021		December 31, 2020
	Number of shares	$	$
Balance, beginning of period	137,400	78,299	108,025
Fair value adjustment for the period	-	2,323	7,774
Redemption of preferred shares during the period	(5,000)	(5,000)	(37,500)
Balance, end of period	132,400	75,622	78,299

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

5. Financial assets (continued)

During the three months ended March 31, 2021, the JV redeemed $5.0 million of the Company's preference shares, bringing the Company's holding to 132.4 million preference shares in the JV as at March 31, 2021 (December 31, 2020 - 137.4 million preference shares).

As at March 31, 2021, the Company re-measured the fair value of the redeemable preference shares to $75.6 million (applying a discount rate of 11.6%) resulting in the recognition of a positive fair value adjustment of $2.3 million in finance income for the three months ended March 31, 2021 (three months ended March 31, 2020 - a positive fair value adjustment of $2.7 million recognized in finance income). These preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

6. Investment in Joint Venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

  the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;
  the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and
  the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

The following table summarizes the change in the carrying amount of the Company's investment in the AGM joint venture:

	March 31, 2021	December 31, 2020
	$	$
Balance, beginning of period	59,159	-
Company's share of net income for the period	13,374	59,159
Balance, end of period	72,533	59,159

The Company's share of the net earnings of the JV was $13.4 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - share of net earnings of $20.5 million).

Operating and financial results of the AGM JV for the three months ended March 31, 2021 and 2020

Summarized financial information for the Company's investment in the JV, on a 100% basis, is outlined in the table below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

Three months ended March 31, 2021 and 2020

		Three months ended March 31,
	Notes	2021	2020
Revenues	(i)	110,805	104,774
Production costs	(ii)	(57,101)	(41,204)
Depreciation and depletion	(vi)	(12,217)	(9,951)
Royalties	(ii)	(5,540)	(5,239)
Income from mine operations		35,947	48,380

Exploration and evaluation expenditures		(2,796)	(1,685)
General and administrative expenses		(3,005)	(1,843)
Income from operations		30,146	44,852

Finance expense	(xi)	(864)	(547)
Finance income		53	61
Foreign exchange gain		395	1,281
Net income after tax for the period		29,730	45,647

Company's share of net income of the JV for the period		13,374	20,534

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at March 31, 2021 and December 31, 2020 were as follows:

		March 31, 2021	December 31, 2020
	Note	$	$
Assets
Current assets
Cash and cash equivalents		59,398	64,254
Receivables		11,184	10,820
Inventories	(iii)	87,160	81,675
Prepaid expenses and deposits		4,422	4,841
Financial assets		193	68
VAT receivable		16,333	8,911
		178,690	170,569
Non-current assets	(iii), (iv), (v), (vi)	282,676	280,769

Total assets		461,366	451,338

Liabilties
Current liabilities
Accounts payable and accrued liabilities		75,625	73,102
Revolving credit facility	(vii)	15,000	30,000
Lease liability	(viii)	9,741	5,608
Asset retirment provisions	(ix)	1,021	1,025
		101,387	109,735
Non-current liabilities
Lease liability	(viii)	-	113
Long-term incentive plan liability		163	596
Asset retirement provisions	(ix)	70,862	71,668
		71,025	72,377

Total liabilities		172,412	182,112

Equity	(x)	288,954	269,226

Total liabilities and equity		461,366	451,338

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

AGGL has an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the amount of gold delivered under the Offtake Agreement at the time of termination.

During the three months ended March 31, 2021, the AGM sold 62,925 ounces of gold to Red Kite under the Offtake Agreement (three months ended March 31, 2020 - 67,820 ounces).

Included in revenue of the AGM is $0.2 million relating to by-product silver sales for the three months ended March 31, 2021 (three months ended March 31, 2020 - $0.2 million).

As of March 31, 2021, the AGM has delivered 1,146,105 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated termination fee.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
Raw materials and consumables	(13,117)	(13,229)
Salaries and employee benefits	(9,924)	(8,636)
Contractors (net of deferred stripping costs)	(34,324)	(29,066)
Change in stockpile, gold-in-process and gold dore inventories	5,281	13,602
Insurance, government fees, permits and other	(4,824)	(3,676)
Share-based payments	(193)	(199)
Total production costs	(57,101)	(41,204)

During the three months ended March 31, 2021, the AGM recognized a $0.7 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $0.6 million was credited against production costs and $0.1 million was credited against depreciation expense (three months ended March 31, 2020 - $16.2 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $7.7 million was credited against production costs and $8.5 million was credited against depreciation expense).

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs.

(iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Gold dore on hand	6,102	8,197
Gold-in-process	1,979	1,814
Ore stockpiles	61,543	54,701
Materials and spare parts	23,082	22,152
Total inventories	92,706	86,864

Less non-current inventories:
Ore stockpiles	(5,546)	(5,189)
Total current inventories	87,160	81,675

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases. The reclamation deposit accrues interest and is carried at $1.9 million as of March 31, 2021 (December 31, 2020 - $1.9 million).

The AGM deposits the reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

During 2020, the AGM updated its reclamation bond for the Obotan deposit. Total security expected to be provided to the EPA totals $15.6 million and comprises a reclamation deposit of $4.7 million (including the $1.9 million previously paid) and a bank guarantee of $10.9 million, 50% of which was provided by the Company (note 10). The additional cash reclamation deposit of $2.8 million is expected to be paid in the second quarter of 2021.

During 2020, the AGM also finalized its reclamation bond for the Esaase deposit. The security provided to the EPA totaled $1.1 million and comprised a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million, 50% of which was provided by the Company (note 10). The cash reclamation deposit of $0.2 million is expected to be paid in the second quarter of 2021.

(v) Right-of-use assets

The following table shows the movement in the right-of-use asset related to the service and lease agreements of the AGM for the three months ended March 31, 2021 and year ended December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Balance, beginning of period	2,873	9,429
Recognition of mining contractor services agreements entered into during	7,586	5,604
the period
Depreciation expense	(3,463)	(9,407)
Derecognition associated with termination of contractor services agreement	-	(2,753)
Balance, end of period	6,996	2,873

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three months ended March 31, 2021, the AGM capitalized $6.8 million in expenditures related to mineral properties, plant and equipment ("MPP&E"), excluding capitalized deferred stripping costs and asset retirement costs (three months ended March 31, 2020 - additions of $5.9 million).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

Of the $6.8 million capitalized to MPP&E during the three months ended March 31, 2021, $1.4 million was capitalized exploration costs relating to properties with existing defined mineral reserves (three months ended March 31, 2020 - $0.4 million capitalized exploration costs).

Deferred stripping

During the three months ended March 31, 2021, the AGM deferred a total of $1.0 million of stripping costs to depletable mineral interests (three months ended March 31, 2020 - additions of $2.9 million).

Depreciation and depletion

During the three months ended March 31, 2021, the AGM recognized depreciation and depletion expense of $12.3 million, of which $0.1 million was allocated to the cost of inventories (three months ended March 31, 2020 - depreciation and depletion expense of $19.7 million, of which $9.7 million was allocated to the cost of inventories).

(vii) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 provided an updated and approved LOM plan is provided to the lenders on or before June 30, 2021.  In the event an updated LOM plan is not provided by this deadline, then the term of the RCF expires on December 31, 2021.  The RCF bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on the security granted to RMB. Commitment fees in respect of any undrawn portion of the RCF will accrue on a similar sliding scale of between 1.33% and 1.40%. The JV utilized the full value of the RCF on March 30, 2020.  During the quarter, the JV repaid $15.0 million of the RCF and as such the balance of the RCF as of March 31, 2021 was $15.0 million (December 31, 2020 - $30.0 million).  During the three months ended March 31, 2021, the AGM recognized interest expense and other fees associated with the RCF of $0.3 million (three months ended March 31, 2020 - $0.1 million).

(viii) Lease liability

The following table shows the movement in the lease liability related to the service and lease of the AGM for the three months ended March 31, 2021 and year ended December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Balance, beginning of period	5,721	23,205
Recognition of lease agreements entered into during the period	7,586	5,604
Lease payments made during the period	(3,659)	(17,160)
Interest expense	93	732
Derecognition associated with termination of contractor services agreement	-	(6,660)
Total lease liability, end of period	9,741	5,721

Less: current lease liability	(9,741)	(5,608)
Total non-current lease liability, end of period	-	113

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(ix) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the three months ended March 31, 2021 and year ended December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Balance, beginning of period	72,693	56,148
Accretion expense	322	550
Change in estimated obligation	(1,113)	16,149
Reclamation undertaken during the period	(19)	(154)
Balance, end of period	71,883	72,693

Less: current portion of asset retirement provisions	(1,021)	(1,025)
Total non-current portion of asset retirement provisions	70,862	71,668

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at March 31, 2021, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 1.7% (December 31, 2020 - 1.0%).

(x) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the three months ended March 31, 2021 and year ended December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Balance, beginning of period	274,880	349,880
Distributions to partners during the period	(10,000)	(75,000)
Balance, end of period	264,880	274,880

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(xi) Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	$	$
Realized and unrealized losses on hedging instruments	(89)	-
Interest on lease liabilities (note viii)	(93)	(295)
Accretion charges on asset retirement provisions (note ix)	(322)	(136)
Interest and fees associated with RCF (note vii)	(311)	(90)
Other	(49)	(26)
Total	(864)	(547)

(xii) The cash flows of the AGM, on a 100% basis, were as follows for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	42,923	56,518
Operating activities	35,354	36,970
Investing activities	(11,294)	(5,303)
Financing activities	(28,893)	(19,781)
Impact of foreign exchange on cash and cash equivalents	(23)	(85)
(Decrease) increase in cash and cash equivalents during the period	(4,856)	11,801
Cash and cash equivalents, beginning of period	64,254	43,758
Cash and cash equivalents, end of period	59,398	55,559

7. Exploration and evaluation assets

During the quarter, the Company acquired a 100% interest in ABG Mali Exploration SARL ("ABG Mali") from a subsidiary of Barrick Gold Corporation for total cash consideration of $1.5 million. ABG Mali holds exploration licenses (no stated mineral reserves or resources) on the Senegal Mali Shear Zone located in Mali, West Africa. The concessions cover over 167km2.

As a result of this transaction, the Company recognized a $1.6 million exploration and evaluation asset as at March 31, 2021, which includes $0.1 million of acquisition-related costs.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

8. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2019	225,098,810	578,385
Issued pursuant to exercise of share-based options	1,912,775	2,661
Shares repurchased and cancelled under normal course issuer bid (note 8(c))	(2,758,063	(2,296)
Balance, December 31, 2020	224,253,522	578,750
Issued pursuant to exercise of share-based options (note 9(a))	309,700	381
Balance, March 31, 2021	224,563,222	579,131

(c) Normal course issuer bid

The Company received approval from the TSX to commence a normal course issuer bid ("NCIB") on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares.

All common shares purchased by the Company under the NCIB were purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB were cancelled and purchases were funded out of the Company's working capital. The NCIB had a term of one-year and was terminated on November 14, 2020.

During the term of the NCIB, the Company repurchased and cancelled a total of 3,866,983 common shares for $3.3 million, at a weighted average price of $0.84 per share.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

8. Share capital (continued)

(d) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding exploration activity on the Company's wholly owned early stage exploration properties in Ghana and Mali, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American Stock Exchange ("NYSE American"), or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares in the Offering at any time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as represent 9.9% of the common shares issued under the Offering, if any.

As of March 31, 2021, the Company has not issued any common shares under the Offering.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves

Under the Company's Share Unit Plan, the Company is able to issue a combination of equity‐settled restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") up to 5% of the outstanding common shares of the Company, provided that the total number of stock options and equity‐settled RSUs, PSUs and DSUs do not exceed 9% of the Company's outstanding common shares. The Company's Board (at its sole discretion) may designate grants of RSUs, PSUs and DSUs to be settled in either cash, equity or a combination thereof.

(a) Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options to its directors, officers, employees and other service providers. Options granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date.

The following table is a reconciliation of the movement in stock options for the period:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2019	12,568,362	1.93
Granted	4,676,000	1.39
Exercised	(1,912,775)	1.33
Cancelled/Expired/Forfeited	(7,000,767)	1.88
Balance, December 31, 2020	8,330,820	1.81
Granted	4,872,000	1.55
Exercised	(309,700)	1.04
Cancelled/Expired/Forfeited	(1,153,585)	1.89
Balance, March 31, 2021	11,739,535	1.71

During the three months ended March 31, 2021, the Company recognized $0.2 million of share-based compensation expense relating to stock options (three months ended March 31, 2020 - $0.1 million reversal of share-based compensation expense due to option forfeitures).  Additionally, during the three months ended March 31, 2021, 309,700 stock options were exercised at weighted average exercise prices of C$1.04 per option for total aggregate proceeds of $0.3 million (three months ended March 31, 2020 - nil).

(b) Restricted Share Units

The following table is a reconciliation of the movement in the number of RSUs outstanding for the three months ended March 31, 2021 and year ended December 31, 2020:

	Number of RSUs
	March 31, 2021	December 31, 2020
Balance, beginning of period	2,421,200	2,243,255
Granted	271,400	2,371,700
Settled in cash	(631,798)	(844,361)
Cancelled/Forfeited	(283,545)	(1,349,394)
Balance, end of period	1,777,257	2,421,200

All RSUs granted during the period vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves (continued)

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. For the three months ended March 31, 2021, the Company recognized share-based compensation expense in relation to RSUs of $0.1 million, net of forfeitures (three months ended March 31, 2020 - $0.3 million).

As at March 31, 2021, the Company recognized a financial liability for cash-settled RSUs of $1.0 million (December 31, 2020 - $1.7 million). The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The following table is a reconciliation of the movement in the RSU liability for the three months ended March 31, 2021 and year ended December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Balance, beginning of period	1,658	1,001
Awards vested during the period, net of cancelled/forfeited awards	92	1,460
Settled in cash during the period	(776)	(803)
Total RSU liability, end of period	974	1,658

Less: current portion of RSU liability	(721)	(1,046)
Total non-current RSU liability, end of period	253	612

(c) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares (in C$) as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position as a long-term incentive plan liability. For the three months ended March 31, 2021, the Company recognized share-based compensation expense of $0.1 million (three months ended March 31, 2020 - nil) in relation to the phantom share units and a financial liability of $0.2 million is included in the long-term incentive plan liability as at March 31, 2021 (December 31, 2020 - $0.1 million).

(d) Performance share units

During the three months ended March 31, 2021, the Company granted 893,400 PSUs to officers and employees of the Company (three months ended March 31, 2020 - nil).

The PSUs are cash settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. The PSUs vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years and also contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies. The PSU performance multiplier ranges from 0% to 150%.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves (continued)

During the three months ended March 31, 2021, the Company recognized $27,000 of share-based compensation expense associated with the PSUs (three months ended March 31, 2020 - nil), of which $11,000 was presented as a non-current long-term incentive plan liability at March 31, 2021.

(e) Deferred share units

During the three months ended March 31, 2021, the Company granted 784,200 DSUs to directors of the Company (three months ended March 31, 2020 - nil). The DSUs are cash settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income.  The DSUs have no vesting terms or conditions and such the Company recognized 100% of the fair value of the DSUs as at March 31, 2021 in the Statement of Operations and Comprehensive Income. The DSUs will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

During the three months ended March 31, 2021, the Company recognized share-based compensation expense of $0.9 million (three months ended March 31, 2020 - nil) in relation to DSUs and the corresponding liability was presented within accounts payable and accrued liabilities as at March 31, 2021 (December 31, 2020 - nil).

10. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at March 31, 2021 and December 31, 2020:

	Within 1 year	1 - 5 years	Over 5 years	At March 31, 2021	At December 31, 2020
Accounts payable and accrued liabilities	832	-	-	832	2,478
Long-term incentive plan (cash-settled	1,630	422	-	2,052	1,714
awards)
Corporate office leases	129	473	-	602	627
Total	2,591	895	-	3,486	4,819

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company and/or its affiliates may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

11. General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three months ended March 31, 2021 and 2020. The general and administrative expenses for the period presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended March 31,
	2021	2020
	$	$
Wages, benefits and consulting	(1,955)	(1,732)
Office, rent and administration	(277)	(162)
Professional and legal	(145)	(126)
Share-based compensation	(1,340)	(245)
Travel, marketing, investor relations and regulatory	(170)	(367)
Depreciation and other	(37)	(42)
Total	(3,924)	(2,674)

12. Finance income

The following is a summary of finance income earned during the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	$	$
Fair value adjustment on redeemable preference shares (note 5)	2,323	2,650
Interest income and other	89	163
Total	2,412	2,813

13. Income per share

For the three months ended March 31, 2021 and 2020, the calculation of basic and diluted income per share is based on the following data:

	Three months ended March 31,
	2021	2020
Earnings ($)
Net income after tax for the period	13,028	21,806

Number of shares
Weighted average number of ordinary shares - basic	224,345,074	224,160,499
Effect of dilutive share options	671,569	111,874
Weighted average number of ordinary shares - diluted	225,016,643	224,272,373

For the three months ended March 31, 2021, 9,534,000 stock options outstanding were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

For the three months ended March 31, 2020, 10,208,403 stock options outstanding were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

14. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	$	$
Receivables and receivable due from related party	(831)	1,511
Prepaid expenses	46	(79)
Accounts payable and accrued liabilities	(2,526)	(1,093)
Change in non-cash working capital	(3,311)	339

15. Segmented information

Geographic Information

As at March 31, 2021, the Company has only one reportable operating segment being the corporate function with its head office in Canada.  Total assets in Ghana include the Company's 45% interest in the AGM JV.

Geographic allocation of total assets and liabilities

March 31, 2021	Canada	West Africa	Total
	$	$	$
Current assets	65,463	4	65,467
Property, plant and equipment and right-of-use assets	568	-	568
Other non-current assets	-	149,745	149,745
Total assets	66,031	149,749	215,780
Current liabilities	2,502	59	2,561
Non-current liabilities	816	-	816
Total liabilities	3,318	59	3,377

December 31, 2020	Canada	Ghana	Total
	$	$	$
Current assets	65,541	-	65,541
Property, plant and equipment and right-of-use assets	591	-	591
Other non-current assets	-	137,458	137,458
Total assets	66,132	137,458	203,590
Current liabilities	3,618	-	3,618
Non-current liabilities	1,089	-	1,089
Total liabilities	4,707	-	4,707

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

March 31, 2021	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	13,374	13,374
Net (loss) income before tax	(304)	13,332	13,028
Income tax expense	-	-	-
Net (loss) income after tax	(304)	13,332	13,028

March 31, 2020	Canada	Ghana	Total
	$	$	$
Share of net earnings related to joint venture	-	20,534	20,534
Net income before tax	1,272	20,534	21,806
Income tax expense	-	-	-
Net income after tax	1,272	20,534	21,806